UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  63935 Q 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.         63935 Q 10 0                                Page 2 of 5 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert N. Snyder

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ] (b)  [   ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            775,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            40,000  (represents  amount owned by
                                            Wyoming      Investments     Limited
                                            Partnership  ("Wyoming"),  of  which
                                            the  Reporting  Person  is a General
                                            Partner)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            775,000

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            40,000  (represents amount owned by
                                            Wyoming)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             815,000 (includes amount owned by Wyoming)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            22.9%

14       TYPE OF REPORTING PERSON*          IN






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Item 1.           Security and Issuer.

     The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). This statement amends and supplements the
Schedule 13D, dated May 31, 2000, as filed with the Securities and Exchange Commission on June 2, 2000 (the "Schedule 13D"). The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.           Identity and Background.

         See Item 2 of the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.           Purpose of Transaction.

         On November 10, 2000, pursuant to the terms of that certain Stock Purchase Agreement of the same date, by and between Navtech Applied Research Inc. ("NARI") and the Reporting Person (the "Stock Purchase Agreement"), NARI agreed to sell 150,000 shares of Common Stock of the Issuer to the Reporting Person at a purchase price of $150,000 USD (the "Purchase Price"). Pursuant to the Stock Purchase Agreement, the closing of the sale is scheduled to occur on January 12, 2001. The Reporting Person intends to use personal funds to pay the Purchase Price.

         Subject to and depending upon the availability of prices deemed favorable by him, the Reporting Person may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 815,000 shares of Common Stock, which represent 22.9% of the total shares of Common Stock of the Issuer outstanding as of November 10, 2000. The percentage for the Reporting Person was calculated using as the denominator the sum of (i) 125,000 shares of Common Stock issuable upon the exercise of the Warrants described in Item 4 of the
Schedule 13D, (ii) the 2,886,980 outstanding shares of Common Stock as of August 31, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2000 and (iii) 1,050,543 shares of Common Stock known to the Reporting Person to have been issued by the Issuer subsequent to August 31, 2000, less 502,766 shares of Common Stock known to the Reporting Person to have been repurchased by the Issuer from NARI on October 23, 2000.

         (b) The Reporting Person has sole voting and dispositive power with respect to 775,000 shares of such Common Stock and shared voting and dispositive power with respect to


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40,000 shares of such Common Stock.

         (c)      See Item 4 hereof.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 6 of the Schedule 13D.

Item 7.           Material to be Filed as Exhibits.

         (1) Stock Purchase Agreement, dated November 10, 2000, between the Reporting Person and NARI.
 .






























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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2000

                                                /s/ Robert N. Snyder
                                                -------------------------------
                                                Robert N. Snyder